UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-39476

GreenPower Motor Company Inc.

(Translation of registrant's name into English)

#240 - 209 Carrall Street, Vancouver, British Columbia  V6B 2J2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5 of this Form 6-K is incorporated by reference into, or as additional exhibits to, as applicable, the registrant's Registration Statements on Form F-10 (File No. 333-258099) and Form S-8 (No. 333-261422).

99.1	Financial Statements for the year ended March 31, 2023

99.2	Management's Discussion and Analysis for the year ended March 31, 2023

99.3	Annual Information Form for the year ended March 31, 2023

99.4	Consent of Crowe MacKay LLP

99.5	Consent of BDO Canada LLP

99.6	CEO Certification for the year ended March 31, 2023

99.7	CFO Certification for the year ended March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GreenPower Motors Inc.

/s/ Michael Sieffert
Michael Sieffert, Chief Financial Officer Date: July 17, 2023